Exhibit 21

SUBSIDIARIES

DELPHAX TECHNOLOGIES INC. AND SUBSIDIARIES

The Company’s subsidiaries, all of which are wholly owned, are as follows:

Delphax Technologies Canada Ltd.

Delphax Technologies Limited

Delphax Technologies S.A.S.

Check Technology Pty Limited

GTI Holdings

GTI Ventures